Exhibit 99.1

STRATASYS LTD.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS

ENDED SEPTEMBER 30, 2013

(UNAUDITED)

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2013
(UNAUDITED)

INTRODUCTION AND USE OF CERTAIN TERMS

     On December 1, 2012, we completed a merger with Stratasys, Inc., a Delaware corporation, which we refer to as the Objet merger. Pursuant to this merger, Stratasys, Inc. became our indirect, wholly-owned subsidiary and we changed our name from Objet Ltd. to Stratasys Ltd. While Objet Ltd. was the legal acquirer in this merger, Stratasys, Inc. was treated as the acquiring company in this merger for accounting purposes, and this merger has been accounted for as a reverse acquisition under the acquisition method of accounting for business combinations. On August 15, 2013, we completed our acquisition of Cooperation Technology Corporation, or MakerBot, which we refer to as the MakerBot merger.

     Unless otherwise indicated or the context otherwise requires, references to “Stratasys,” “our company,” “the Company,” “we,” “us,” and “our” refer to Stratasys Ltd. (formerly known as Objet Ltd.), and its consolidated subsidiaries. References to “Objet” generally refer to Objet Ltd. and its consolidated subsidiaries prior to the effective time of the Objet merger on December 1, 2012, and sometimes also are used as references to our current, ongoing products related to the historical Objet that continue following this merger. References to “Stratasys, Inc.” generally refer to Stratasys, Inc. and its consolidated subsidiaries prior to the effective time of the Objet merger, but sometimes (as the context requires) refer to our current, ongoing products related to historical Stratasys, Inc. References to “MakerBot” generally refer to Cooperation Technology Corporation and its consolidated subsidiaries prior to the effective time of the MakerBot merger, but sometimes refer to our current, ongoing products related to MakerBot. The historical financial information set forth in this quarterly report on Form 6-K, unless otherwise indicated or the context otherwise requires, reflects the consolidated results of operations and financial position of: (i) Stratasys, Inc. prior to the Objet merger; (ii) Stratasys Ltd. since the Objet merger (on December 1, 2012), including MakerBot since the MakerBot merger (on August 15, 2013).

Consolidated Balance Sheets

	September 30, 2013	December 31, 2012
in thousands, except per share data	(unaudited)	(audited)
ASSETS

Current assets
Cash and cash equivalents	$414,890	$133,826
Short-term bank deposits	200,000	20,063
Restricted deposits	863	929
Accounts receivable:
Trade, net	86,588	64,678
Other	22,858	22,934
Inventories	79,784	67,995
Net investment in sales-type leases, net	6,008	5,134
Prepaid expenses	4,442	2,751
Deferred income taxes	17,045	4,968
Total current assets	832,478	323,278
Non-current assets
Property, plant and equipment, net	80,707	62,070

Other assets
Goodwill	1,195,021	822,475
Other intangible assets, net	638,170	510,372
Net investment in sales-type leases	8,990	7,872
Long-term investments - available for sale	1,634	-
Amounts funded in respect of employees
rights upon retirement	2,984	2,628
Other non-current assets	2,309	2,818
Total other assets	1,849,108	1,346,165
Total assets	$2,762,293	$1,731,513

LIABILITIES AND EQUITY

Current liabilities
Accounts payable	$31,919	$35,235
Other current liabilities	46,833	41,124
Earn-out obligation	13,709	-
Unearned revenues	30,555	18,068
Total current liabilities	123,016	94,427
Non-current liabilities
Employee rights upon retirement	4,694	4,188
Earn-out obligation - long-term	16,169	-
Deferred tax liabilities	112,499	54,693
Unearned revenues - long-term	3,156	3,181
Other non-current liabilities	8,203	2,868
Total liabilities	267,737	159,357
Commitments and contingencies, see note 10

Equity
Ordinary shares, NIS 0.01 nominal value, authorized 180,000 shares;
48,738 and 38,372 shares issued and outstanding at September 30,
2013 and December 31, 2012, respectively	131	101
Additional paid-in capital	2,404,852	1,459,294
Retained earnings	87,540	112,503
Accumulated other comprehensive income (loss)	1,447	(238)
Equity attributable to Stratasys Ltd.	2,493,970	1,571,660
Non-controlling interest	586	496
Total equity	2,494,556	1,572,156
Total liabilities and equity	$2,762,293	$1,731,513

See accompanying notes to consolidated financial statements.

Consolidated Statements of Operations and Comprehensive Income (Unaudited)
	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
in thousands, except per share data
Net sales
Products	$107,887	$41,318	$279,910	$120,308
Services	17,739	8,406	49,408	23,786
	125,626	49,724	329,318	144,094

Cost of sales
Products	53,565	17,564	148,339	54,026
Services	11,469	4,203	32,608	12,997
	65,034	21,767	180,947	67,023

Gross profit	60,592	27,957	148,371	77,071

Operating expenses
Research and development, net	13,514	4,067	34,640	12,576
Selling, general and administrative	51,587	14,781	137,577	42,366
Change in fair value of earn-out obligations	1,607	-	1,607	-
	66,708	18,848	173,824	54,942

Operating income (loss)	(6,116)	9,109	(25,453)	22,129

Other income (expense)	(452)	163	200	518

Income (loss) before income taxes	(6,568)	9,272	(25,253)	22,647

Income taxes (benefit)	80	4,089	(337)	9,924

Net income (loss)	$(6,648)	$5,183	$(24,916)	$12,723

Net income (loss) attributable to non-controlling interest	$(22)	$-	$46	$-

Net income (loss) attributable to Stratasys Ltd.	$(6,626)	$5,183	$(24,962)	$12,723

Net income (loss) per ordinary share attributable to Stratasys Ltd.
Basic	$(0.16)	$0.24	$(0.63)	$0.60
Diluted	(0.16)	0.24	(0.63)	0.58

Weighted average ordinary shares outstanding
Basic	41,976	21,468	39,754	21,349
Diluted	41,976	22,008	39,754	21,857

Comprehensive Income
Net income (loss)	$(6,648)	$5,183	$(24,916)	$12,723
Other comprehensive income (loss):
Foreign currency translation adjustment	1,852	46	1,497	23
Fair value adjustment on derivatives designated as
cash flow hedges, net of tax	188	-	188	-
Comprehensive income (loss)	(4,608)	5,229	(23,231)	12,746
Less: comprehensive income (loss) attributable to
non-controlling interest	296	-	(43)	-
Comprehensive income (loss) attributable to Stratasys Ltd.	$(4,904)	$5,229	$(23,188)	$12,746

     See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows (Unaudited)
in thousands	Nine Months Ended September 30,
	2013	2012
Cash flows from operating activities
Net income (loss)	$(24,916)	$12,723
Adjustments to reconcile net income (loss) to
net cash provided by (used in) operating activities:
Depreciation	10,156	5,521
Amortization	56,265	3,441
Deferred income taxes	(16,875)	-
Stock-based compensation	17,463	1,897
Excess tax benefit from stock options	(1,962)	(2,307)
Change in fair value of earn-out obligations	1,607	-
Other non-cash items	(656)	2

Net change in operating assets and liabilities, net of acquisitions:
Accounts receivable, net	(21,520)	(9,635)
Inventories	(15,643)	(12,522)
Net investment in sales-type leases	(1,992)	(2,709)
Accounts payable and other current liabilities	(3,216)	4,567
Non-current liabilities	5,045	-
Unearned revenues	6,669	300
Other assets and liabilities	5,989	1,032
Net cash provided by operating activities	16,414	2,310

Cash flows from investing activities

Increase in short-term bank deposits	(179,937)	-
Acquisition of property and equipment	(20,607)	(7,531)
Acquisition of intangible and other assets	(1,326)	(1,818)
Proceeds from the maturity of investments	-	12,498
Proceeds from the sale of investments	-	4,803
Purchase of investments	-	(8,407)
Cash paid through merger with MakerBot, net	(8,758)	-
Other investing activities	303	-
Net cash used in investing activities	(210,325)	(455)

Cash flows from financing activities
Proceeds from secondary offering, net of expenses	462,942	-
Proceeds from exercise of stock options	10,004	3,618
Excess tax benefit from stock options	1,962	2,307
Net cash provided by financing activities	474,908	5,925

Effect of exchange rate changes on cash	67	28

Net change in cash and cash equivalents	281,064	7,808
Cash and cash equivalents, beginning of period	133,826	20,092

Cash and cash equivalents, end of period	$414,890	$27,900

Supplemental disclosures of cash flow information:
Transfer of fixed assets to inventory	802	278
Transfer of inventory to fixed assets	4,712	3,492

Fair value of assets acquired, including $3,405 of cash	573,007
Less liabilities assumed	(79,357)
Net acquired assets	493,650

Cash paid	12,163
Shares and other consideration	481,487
	493,650

     See accompanying notes to consolidated financial statements.

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 1. Basis of Presentation and Consolidation

The Company is the result of a merger of Stratasys, Inc. and Objet Ltd. (“Objet”). On December 1, 2012 (the “Objet merger date”), the two companies completed an all-stock merger (the “Objet merger”), pursuant to which Stratasys, Inc. became an indirect, wholly-owned subsidiary of Objet. In connection with the Objet merger, Objet changed its name to Stratasys Ltd.

The Objet merger was structured as a merger of Stratasys, Inc. with and into an indirect wholly owned subsidiary of Objet. Stratasys, Inc. stockholders received one ordinary share of Stratasys Ltd. for each share of Stratasys, Inc. common stock they owned. Upon closing of the transaction, the former Stratasys, Inc. stockholders owned approximately 55 percent and the Objet shareholders retained approximately 45 percent of the ordinary shares of the company on a fully diluted basis using the treasury stock method. Accordingly, while Objet was the legal acquirer, Stratasys, Inc. is treated as the acquiring company in this merger for accounting purposes and the Objet merger has been accounted for as a reverse acquisition under the acquisition method of accounting for business combinations. As a result, the financial statements of the Company prior to the Objet merger date are the separate historical financial statements of only Stratasys, Inc., whereas the financial statements of the Company after the Objet merger date reflect the results of the operations of Stratasys, Inc. and Objet on a combined basis.

The condensed consolidated interim financial statements include the accounts of Stratasys Ltd. and its wholly and majority owned subsidiaries (collectively, the “Company”). All intercompany accounts and transactions, including profits from intercompany sales not yet realized outside the Company, have been eliminated in consolidation. The Company owns 51% of Objet Japan Co. Ltd. The minority owner’s non-controlling interest is included as a component of equity and a reduction to net income and to comprehensive income attributable to Stratasys Ltd.

The consolidated interim financial information herein is unaudited; however, such information reflects all adjustments (consisting of normal, recurring adjustments), which are, in the opinion of management, necessary for a fair statement of results for the interim period. The results of operations for the three months and nine months ended September 30, 2013 are not necessarily indicative of the results to be expected for the full year. Certain financial information and footnote disclosures normally included in the annual consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) have been condensed or omitted. The reader is referred to the audited consolidated financial statements and notes thereto for the year ended December 31, 2012, filed as part of the Company’s Annual Report on Form 20-F for such year.

During the third quarter of 2013, the Company changed its annual goodwill impairment testing date from December 31 to October 1 of each year. This change ensures the completion of the annual goodwill impairment test prior to the end of the annual reporting period, thereby aligning impairment testing procedures with the Company’s budget and forecasting processes and with year-end financial reporting. Accordingly, management considers this accounting change preferable. This change does not accelerate, delay, avoid, or cause an impairment charge, nor does this change result in adjustments to previously issued financial statements. At October 1, 2013, the Company performed the qualitative test for goodwill, based on the reporting units to which the goodwill is allocated and concluded that it is more likely than not that the fair value of the reporting units exceeds its carrying value. Therefore, the Company did not continue to perform the two-step impairment test. Based on the Company’s assessment as of October 1, 2013 no goodwill was determined to be impaired.

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 2. Business Combinations

Merger with MakerBot

On August 15, 2013 (“MakerBot merger date”) the Company acquired privately held Cooperation Technology Corporation (“MakerBot”) for an aggregate purchase price of $493.7 million (“MakerBot merger”) paid entirely in Stratasys ordinary shares and calculated based on share price of $97.46 as of closing date. The accompanying financial statements only include MakerBot results since the MakerBot merger date.

In exchange for 100% of MakerBot’s outstanding capital stock, Stratasys issued 3.92 million shares, made tax withholding payments on behalf of certain shareholders in lieu of issuing 115 thousand shares, held back from issuing 655 thousand shares to secure the indemnification rights of Stratasys, and issued Stratasys options in exchange for certain MakerBot options with a fully diluted equivalent of 73 thousand shares. The 655 thousand shares are being held back for a period of approximately eighteen months after the MakerBot merger date to secure the indemnification rights of the Company against any losses resulting from certain specified causes.

The MakerBot merger is reflected in accordance with Accounting Standards Codification (ASC) Topic 805, "Business Combinations," using the acquisition method of accounting with Stratasys as the acquirer. The total consideration transferred to effect the MakerBot merger is as follows (in thousands):

Issuance of Stratasys ordinary shares to MakerBot stockholders	$446,019
Tax withholding and other payments on behalf of MakerBot stockholders	12,163
Exchange of MakerBot stock options for Stratasys options	7,198
Earn-out at estimated fair value	28,270

Total consideration	$493,650

The aggregate purchase price consideration was based on the ordinary share price of Stratasys of $97.46 on the MakerBot merger date. The $7.2 million fair value of the MakerBot stock options exchanged for Stratasys stock options was attributable to service prior to the MakerBot merger date using the Stratasys share price on the MakerBot merger date as an input to the Black Scholes valuation model to determine the fair value of the options. The following assumptions were applied in determining the fair value of the exchanged MakerBot stock options:

Risk-free interest rate	0.36%
Expected option term	1.38 years
Expected price volatility	59.41%
Dividend yield	-
Weighted average merger date fair value	$92.73

The computation of expected volatility is based on historical volatility of the Company’s stock. The expected option term was calculated in accordance with a combination of historical experience and the simplified method in ASC Topic 718. The interest rate for periods within the expected life of the award is based on the U.S. Treasury yield curve in effect at the time of the MakerBot merger.

MakerBot stockholders may also qualify for two earn-out payments that provide for aggregate payments of up to 1.19 million shares depending on the level of achievement of financial metrics for the six months ending December 31, 2013 and the year ending December 31, 2014.

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

In accordance with ASC Topic 805, the estimated earn-out obligations as of the MakerBot merger date are included in the purchase price and have been recorded as a current liability for the first earn-out payment and a long-term liability for the second earn-out payment. The estimated fair value of the obligations is based on management’s assessment of whether, and at what level, the financial metrics will be achieved, and the present value factors associated with the timing of the payments. Because the amount of the earn-out obligation is based on Stratasys ordinary shares, changes in the price of the Stratasys ordinary shares through the earn-out determination date will change the dollar obligation. Management will re-measure the fair value of the earn-out obligations at the end of each reporting period, with any changes in fair value being recorded in that period’s statement of operations. The current range of the undiscounted amounts that the Company could be obligated to pay in future periods under the MakerBot earn-out is between zero and approximately $39.9 million for the first earn-out payment and between zero and approximately $82.8 million for the second earn-out payment, based on Stratasys share price. The fair value was estimated based on a Monte Carlo simulation, under which many scenarios are computed to measure possible outcomes of the financial metrics and the likelihood of occurrence. The resultant probability-weighted financial metrics are then applied to the earn-out formula to determine the cash flows under the earn-out. Those cash flows were then discounted using rates of the yields for U.S. treasury bonds with similar terms to maturity. This fair value measurement is based on significant inputs not observable in the market and thus represents a Level 3 measurement within the fair value hierarchy. Using this valuation technique, the fair value of the contractual obligation to pay the MakerBot earn-out was determined to be approximately $28.3 million at August 15, 2013 and $29.9 million at September 30, 2013.

Certain MakerBot employees participate in a performance bonus plan adopted in connection with the MakerBot merger. Participating employees, contingent on certain continuing employment conditions, are entitled to bonus payments of compensation that in the aggregate will equal, dollar-for-dollar, the actual amounts determined in the earn-out calculation up to 1.19 million shares. The earn-out and bonus payments, if earned, will be made in Stratasys shares or cash, or a combination thereof, at Stratasys’ discretion. Compensation expense under the performance bonus plan of $3.2 million was accrued and expensed during the period from the MakerBot merger date through September 30, 2013. The compensation expense is accrued over the service periods in an amount estimated based upon management’s assessment of the probable level of achievement of financial metrics. The current range of expense is between zero and approximately $39.9 million for the bonus period equivalent to the first earn-out period and between zero and approximately $82.8 million for the bonus period equivalent to the second earn-out period, based on Stratasys share price. The accrual for the performance bonus plan of $3.2 million at September 30, 2013 approximates fair value as it is based on the same criteria as the earn-out obligation.

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Under the acquisition method of accounting, the net tangible and intangible assets of MakerBot acquired in this merger, are recorded at their fair values at the MakerBot merger date. The estimated fair values are preliminary and based on the information that was available as of that date. The Company believes that the information provides a reasonable basis for estimating the fair values, but the Company is waiting for additional information necessary to finalize these amounts, particularly with respect to the estimated fair value of intangible assets. Thus the preliminary measurements of fair value reflected are subject to changes and such changes could be significant. The Company expects to finalize the valuation and complete the purchase price allocation as soon as practicable, but no later than one year from the MakerBot merger date. The preliminary allocation of the purchase price to assets acquired and liabilities assumed is as follows (in thousands):

Allocation of
Purchase Price
Cash and cash equivalents	$3,405
Accounts receivable - Trade	878
Accounts receivable - Other	923
Deferred tax assets	5,964
Inventories	10,314
Property, plant and equipment	4,658
Goodwill	371,411
Intangible assets	168,386
Other non-current assets	7,068
Total assets acquired	573,007
Accounts payable & other liabilities	5,984
Unearned revenue	4,075
Deferred tax liabilities	69,120
Other non-current liabilities	178
Total liabilities assumed	79,357

Net assets acquired	$493,650

The allocation of the purchase price to the net assets acquired and liabilities assumed resulted in the recognition of the following intangible assets (in thousands):

		Weighted Average
	Amount	Life - Years
Developed technology	43,227	5
Trade name	42,134	11
Customer relationships - Distributors	19,315	10
Customer relationships - Direct	3,435	1
Non-compete agreement	10,004	4
IPR&D - Printers	34,189	Indefinite
IPR&D - Peripherals	16,082	Indefinite

Total	168,386

The fair values of the developed technology, in-process research and development (“IPR&D”), customer relationships and non-compete agreement were estimated using a discounted present value income approach. Under the income approach, an intangible asset’s fair value is equal to the present value of future economic benefits to be derived from ownership of the asset. Indications of value are developed by discounting future net cash flows to their present value at market-based rates of return. The non-compete agreement restricts a key individual from competing with the Company for a period of four years from the MakerBot merger date. The fair value of the trade name was estimated using an income approach, specifically known as the relief from royalty method. The relief from royalty method is based on the hypothetical royalty stream that would be received if the Company were to license the trade name and was based on expected revenues. The useful life of the intangible assets for amortization purposes was determined considering the period of expected cash flows used to measure the fair value of the intangible assets adjusted as appropriate for the entity-specific factors including legal, regulatory, contractual, competitive, economic or other factors that may limit the useful life of intangible assets. The peripheral product in IPR&D at the merger date was launched in September 2013 and at September 30, 2013 is classified as developed technology and is being amortized over five years.

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

The goodwill recognized as a result of the MakerBot merger is attributable primarily to the strategic and synergistic opportunities in the entry level portion of the additive manufacturing spectrum, expected corporate synergies and the assembled workforce. None of the goodwill recognized is expected to be deductible for income tax purposes.

The Company incurred $1.6 million and $5.4 million of costs related to the MakerBot merger that were expensed during the three and nine months ended September 30, 2013, respectively. These costs are included in selling, general and administrative costs in the Company’s consolidated statements of operations and comprehensive income.

The below unaudited pro forma condensed consolidated financial results have been prepared for illustrative purposes only and do not purport to be indicative of the results of operations that actually would have resulted had the acquisition of MakerBot occurred on January 1, 2012, or of future results of the consolidated entities. The unaudited pro forma condensed consolidated financial information does not reflect any operating efficiencies and cost savings that may be realized from the integration of the acquisition.

Actual MakerBot results of operations included in the Consolidated Results of Operations:
Net sales	$11,411
Loss attributable to MakerBot	(1,532)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2013	2012	2013	2012
Supplemental pro forma combined results of operations:
Net sales	$131,170	$52,624	$363,161	$152,210
Loss attributable to Stratasys Ltd.	(6,108)	(3,988)	(27,165)	(19,033)
Loss per ordinary share attributable to Stratasys Ltd. - basic and diluted	$(0.14)	$(0.10)	$(0.63)	$(0.47)

Adjustments for the supplemental pro forma combined results of operations are as follows (in thousands):

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2013	2012	2013	2012
Increase in amortization of intangibles	$(3,779)	$(5,889)	$(13,841)	$(17,667)
Adjust performance bonus expenses	1,597	(4,391)	(5,001)	(17,169)
Adjust expenses related to business combination
(deal fees, inventory, interest and deferred revenues step-up)	3,069	(1,986)	8,508	(9,621)
Adjust taxes related to the adjustments to the supplemental pro forma	1,118	4,890	6,672	16,624
	$2,005	$(7,376)	$(3,662)	$(27,833)

Objet Merger

The Objet merger was accounted for as a reverse acquisition and accordingly, the total purchase price of $1,341 million was calculated as if Stratasys, Inc. had issued its shares to Objet’s shareholders and converted options to purchase Objet’s ordinary shares to options to purchase Stratasys, Inc. common stock (which became exercisable instead for Stratasys Ltd. ordinary shares upon consummation of this merger).

Under the acquisition method of accounting, the total purchase price was allocated to the net tangible and intangible assets of Objet acquired in this merger, based on their fair values at the Objet merger date. During the three months ended September 30, 2013, the Company finalized its preliminary valuation and purchase price allocation and no changes were made.

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 3. Inventories

Inventories consisted of the following at September 30, 2013 and December 31, 2012, respectively (in thousands):

	September 30,	December 31,
	2013	2012
Finished goods	$39,472	$37,823
Work-in-process	2,376	3,809
Raw materials	37,936	26,363
	$79,784	$67,995

Note 4. Goodwill and Other Intangible Assets

Goodwill

Changes in the carrying amount of the Company’s goodwill for the nine months ended September 30, 2013, are as follows (in thousands):

Carrying
Amount
Balance at December 31, 2012	$822,475
Acquisition of MakerBot	371,411
Effect of currency translation	1,135

Balance at September 30, 2013	$1,195,021

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Other Intangible Assets

Other intangible assets consisted of the following (in thousands):

	September 30, 2013		December 31, 2012
	Gross		Gross
	Carrying	Accumulated	Carrying	Accumulated
	Amount	Amortization	Amount	Amortization
Developed technology	$445,420	$40,616	$385,735	$9,058
Capitalized software development costs	16,372	13,567	15,831	12,996
Patents	13,929	6,126	13,533	4,952
Trademarks and trade names	59,008	2,408	16,877	592
Customer relationships	100,529	7,550	77,779	1,172
Non-compete agreement	10,354	595	350	194
In-process research and development	63,420	-	29,231	-

	709,032	$70,862	539,336	$28,964
Accumulated amortization	70,862		28,964
Net book value of amortizable intangible assets	$638,170		$510,372

Changes in the gross carrying amount of our other intangible assets for the nine months ended September 30, 2013, are as follows (in thousands):

Gross
Carrying
Amount
Balance at December 31, 2012	$539,336
Acquisition of MakerBot	168,386
Patents, trademarks and capitalized software	1,310

Balance at September 30, 2013	$709,032

Amortization expense for intangible assets for the three month periods ended September 30, 2013 and 2012 was $15.7 million and $1.1 million, respectively. Amortization expense for the nine month periods ended September 30, 2013 and 2012 was $41.9 million and $3.4 million, respectively.

Estimated amortization expense, for all intangible assets, for the three months ended December 31, 2013 is $18.7 million and for the five years subsequent to December 31, 2013 is as follows (in thousands):

Year ending December 31,
2014	$75,210
2015	78,371
2016	79,074
2017	78,127
2018	$72,061

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 5. Earnings (Loss) Per Share

The Company complies with ASC Topic 260, Earnings Per Share, which requires dual presentation of basic and diluted income (loss) per ordinary share attributable to Stratasys Ltd. for all periods presented. Basic net income (loss) per share excludes dilution and is computed by dividing net income (loss) by the weighted average number of shares outstanding for the reporting periods. The 655 thousand shares held back from issuance to MakerBot shareholders to secure the indemnification rights of Stratasys are not included as basic shares outstanding. Diluted net income (loss) per share reflects the potential dilution from ordinary share equivalents that could occur if those securities or other contracts to issue shares were exercised or converted into shares or resulted in the issuance of shares that then share in the income (loss) of the Company. The difference between the number of shares used to compute basic net income (loss) per share and diluted net income (loss) per share relates to additional shares, if dilutive, that would be issued upon the issuance or assumed exercise of stock options and warrants, net of the shares that would hypothetically be repurchased using the proceeds received from the original exercise. Shares related to the earn-out and performance bonus plan are not included in diluted shares until the period in which earn-out targets are achieved, and at September 30, 2013, the earn-out targets had not been achieved.

The additional ordinary shares used to calculate diluted net income per share amounted to 540,865 and 507,752 for the three and nine months ended September 30, 2012, respectively. There were no options excluded from the dilution calculation for the three and nine months ended September 30, 2012. As a result of the net loss in the three and nine months ended September 30, 2013, the 655 thousand shares held back from issuance to MakerBot shareholders and the outstanding stock options were considered antidilutive and, therefore, were excluded from diluted loss per share for this period.

Note 6. Income Taxes

The Company’s effective tax rate for the three and nine months ended September 30, 2012 was 44.1% and 43.8%, respectively, on the income before income taxes in those periods. The Company’s effective tax rate has varied significantly since the December 1, 2012 Objet merger due to the lower tax rate in Israel. For the three months ended September 30, 2013, the Company had an income tax expense of $80,000 on loss before income taxes of $6.6 million and for the nine months ended September 30, 2013 had an income tax benefit of $337,000 on loss before income taxes of $25.3 million.

During the second quarter of 2013, the Company adjusted its long-term tax rates due to obtaining an approval from the Israeli Tax Authorities under the Approved Enterprise and Privileged Enterprise programs. During the third quarter of 2013, the Company adjusted its long-term tax rates due to a recent amendment of the Israeli Income Tax Ordinance, under which the corporate tax rate will be 26.5% commencing on January 1, 2014. As a result, the Company recorded a reduction of approximately $1.2 million and an increase of approximately $0.6 million in its income tax expense associated with the amortization of the intangible assets, for the second and third quarter, respectively.

As of September 30, 2013, MakerBot has a tax net operating loss carryforward of approximately $28.0 million, resulting in a deferred tax asset of approximately $11.7 million. The Company believes it is more likely than not that it will fully utilize this net operating loss carryforward, and accordingly, no valuation allowance has been provided for this deferred tax asset.

Note 7. Fair Value Measurements

Fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. A hierarchy has been established for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Observable inputs are inputs market participants would use in valuing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors market participants would use in valuing the asset or liability developed based upon the best information available under the circumstances. The hierarchy is broken down into three levels. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and inputs (other than quoted prices) that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability. Categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The following table presents the Company’s assets and liabilities that are measured at fair value on a recurring basis, segregated by classes (in thousands):

	September 30, 2013
	Level 2	Level 3	Total
Assets:
Marketable securities	$1,634	$-	$1,634
Foreign exchange forward contracts not
designated as hedging instruments	946	-	946
Foreign exchange forward contracts
designated as hedging instruments	188	-	188

Liabilities:
Foreign exchange forward contracts not
designated as hedging instruments	(1,222)	-	(1,222)
Earn-out obligations	-	(29,878)	(29,878)
	$1,546	$(29,878)	$(28,332)

	December 31, 2012
	Level 2	Level 3	Total
Assets:
Marketable securities	$1,634	$-	$1,634

Marketable securities consist of an investment in debt securities classified as available-for-sale and are recorded at fair value. The fair value is based on the sale of similar securities in the market, as well as last sales of these securities in the market (Level 2 inputs).

Foreign exchange forward contracts are presented as other current liabilities and other receivables and are valued primarily based on observable inputs, including interest rate curves and both forward and spot prices for currencies (Level 2 inputs). At September 30, 2013, the Company had foreign exchange forward contracts in effect for the conversion of $51.0 million into €38.7 million and $25.3 million into NIS 93.1 million. During the third quarter of 2013, the Company designated $11.2 million into NIS 40.2 million of foreign exchange forward contracts as cash flow hedges for accounting purposes. The change in fair value of those contracts of $0.2 million is included in accumulated other comprehensive income at September 30, 2013, net of deferred income taxes. These contracts mature through March 31, 2014.

The earn-out obligations are described in note 2 (Level 3 inputs).

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Other financial instruments consist mainly of cash and cash equivalents, short term bank deposits, restricted deposits, current and non-current receivables, accounts payable and accruals and the fair value of these financial instruments approximates their carrying values.

Note 8. Collaborative Arrangements

The Company has agreements with two manufacturing companies to jointly advance certain of its proprietary technology with each of those two companies. The agreements entitle the Company to receive reimbursement payments of costs actually incurred under joint development projects. During the three months ended September 30, 2013 and 2012, approximately $0.9 million and $438,000, respectively, of research and development expenses were offset by payments that were received from these companies. During the nine months ended September 30, 2013 and 2012, approximately $2.9 million and $755,000, respectively, of research and development expenses were offset by payments that were received from these companies.

Note 9. Equity Offering and Stock-Based Compensation Plan

On September 18, 2013, the Company completed an offering of 5,175,000 of its ordinary shares and received net proceeds of $462.9 million.

Stock-based compensation expense for stock options and restricted stock units (“RSUs”) was allocated as follows (in thousands):

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2013	2012	2013	2012
Cost of sales	$793	$-	$2,059	$-
Research and development, net	821	-	2,567	-
Selling, general and administrative	4,998	784	12,837	1,897
Total stock-based compensation expenses	$6,612	$784	$17,463	$1,897

A summary of stock option activity for the nine months ended September 30, 2013 is as follows:

					Weighted
	Number				Average
	of Options	Per Share			Exercise
	Outstanding	Exercise Price			Price
Shares under option
at January 1, 2013	3,315,917	$2.21	-	$46.87	$11.83
Granted	358,239	74.95	-	91.56	84.88
Exchanged for MakerBot options
from merger	77,631	2.74	-	7.30	4.76
Exercised	(1,265,673)	2.21	-	46.87	7.91
Forfeited	(26,651)	6.52	-	46.87	34.80
Shares under option
at September 30, 2013	2,459,463	$2.21	-	$91.56	$24.03
Shares exercisable under option
at September 30, 2013	1,412,361	$2.21	-	$46.87	$8.94

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

The outstanding options generally have a term of ten years from the grant date. Options granted become exercisable over the vesting period, which is normally a four-year period beginning on the grant date, subject to the employee’s continuing service to the Company.

The weighted-average grant date fair value of options that were granted during the nine months ended September 30, 2013 was $45.98.

The following table provides the assumptions used in the Black-Scholes pricing model valuation of options granted during the nine months ended September 30, 2013:

Risk-free interest rate	0.61 - 1.54%
Expected option term	5.11 years
Expected price volatility	55.86 - 56.87%
Dividend yield	-

During the three months ended September 30, 2013 and 2012 the Company issued 618,006 and 115,660 shares, respectively, upon the exercise of stock options. This resulted in an increase in equity of $4.0 million and $2.1 million for the three months ended September 30, 2013 and 2012, respectively. During the nine months ended September 30, 2013 and 2012 the Company issued 1,265,673 and 207,800 shares, respectively, upon the exercise of stock options. This resulted in an increase in equity of $10.0 million and $3.6 million for the nine months ended September 30, 2013 and 2012, respectively.

During the three months ended September 30, 2013, the Company granted RSUs for 191,608 ordinary shares of the Company. Stock-based compensation expense equal to the aggregate fair value of the RSUs at grant date of $18.5 million, less an estimate of forfeitures, is being recorded on a straight-line basis over the four-year vesting period.

At September 30, 2013, approximately $64.4 million of total unrecognized compensation expense related to unvested stock-based compensation granted under the Company’s plans. The cost is expected to be recognized over a weighted-average period of 3.6 years.

Note 10. Litigation

Claims and Proceedings

1) On June 29, 2012, a purported class action complaint was filed in the District Court, Fourth Judicial District, Hennepin County, Minnesota (the “Minnesota Court”), naming Stratasys, Inc., the members of its board of directors, and Objet’s two indirect, wholly-owned subsidiaries party to the Objet merger agreement (Seurat Holdings Inc., a Delaware corporation and an indirect wholly-owned subsidiary of Objet, or Holdco, and Oaktree Merger Inc., a Delaware corporation, or Merger Sub) as defendants. On July 2, 2012, another purported class action complaint was filed in the Court of Chancery of the State of Delaware (the “Delaware Court”), naming the same persons as well as Objet as defendants. A third purported class action was filed on July 17, 2012, also in the Minnesota Court naming the same parties (except for Objet) as defendants. The complaints generally alleged that, in connection with approving the Objet merger, the Stratasys, Inc. directors breached their fiduciary duties owed to Stratasys, Inc. stockholders and that Stratasys, Inc., Objet, Holdco and Merger Sub knowingly aided and abetted the Stratasys, Inc. directors’ breaches of their fiduciary duties. The complaints sought, among other things, certification of the case as a class action, an injunction against the consummation of the transaction, a judgment against the defendants for damages, and an award of fees, expenses and costs to plaintiffs and their attorneys.

While the Company and the other defendants believe that each of the aforementioned lawsuits to be without merit, in an effort to minimize cost and expense of any litigation relating to such lawsuits, on September 6, 2012, the Company and other defendants entered into a memorandum of understanding (“MOU”) reflecting an agreement to resolve the actions. Pursuant to the terms of the MOU, the parties agreed, after arm’s-length negotiations, that Stratasys, Inc. would file a Current Report on Form 8-K amending and supplementing the applicable disclosure in the Company’s joint proxy statement/prospectus filed with the U.S. Securities and Exchange Commission in connection with the Objet merger (the “Supplemental Disclosures”). Plaintiffs’ counsel also conducted confirmatory discovery as provided in the MOU.

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

On October 3, 2013, counsel for plaintiff, Stratasys, Inc. and other defendants documented the proposed settlement, including the Supplemental Disclosures, in a Stipulation and Agreement of Compromise, Settlement and Release (the “Settlement Agreement”), which was filed with the Delaware Court. Under the terms of the Settlement Agreement, which is subject to approval by the Delaware Court, the plaintiffs agreed, in exchange for the Supplemental Disclosures, to a dismissal of the action pending in the Delaware Court with prejudice, to voluntarily dismiss the action pending in the Minnesota Court with prejudice and without costs, and to release all claims against the defendants, subject to certain conditions. The defendants agreed not to oppose an award of attorneys’ fees, costs and expenses in an amount not to exceed $450,000. However, Delaware Court’s approval of the settlement is not conditioned on court approval of such fees, costs and expenses. The Court is expected to hold a settlement hearing in January 2014 to consider final approval of the settlement and plaintiffs' counsel request for fees and reimbursement of expenses. The Company recorded a provision in 2012 for probable losses, which are reasonably estimable, arising from this claim, as estimated by management. Management believes that there is no material exposure to loss in excess of the amount accrued.

2) In October 2007, a former supplier of Objet brought an action against Objet and the former directors of its European subsidiary (one of whom, Ilan Levin, is a current director of the Company) in a Brussels commercial court, claiming damages of €566,000 ($764,000), plus interest and related legal and litigation costs. On April 26, 2010, the court held Objet and its subsidiary’s former directors jointly and severally liable for the full amount claimed. Objet along with its subsidiary’s former directors filed an appeal of the judgment in May 2010, with respect to which the final judgment is expected to be rendered in 2013. In keeping with required procedures related to the litigation, in July 2011, the Company deposited the full amount of the original judgment in favor of the former supplier, plus interest and litigation costs (€690,000, or $931,000, in total) into a blocked, state-owned account in the Company’s name, to be held pending the outcome of the appeal.

Objet recorded a provision in 2007 and 2008 for probable losses, which are reasonably estimable, arising from this claim, as estimated by management. Management believes that there is no material exposure to loss in excess of the amount accrued.

3) In December 2008, an employee of Objet, whose employment with Objet was subsequently terminated, filed a claim against Objet demanding that, based on an alleged undertaking Objet had made, Objet issue to him an option that would allow him to maintain an equity interest of 1.45% in Objet, as well as reimburse salary reductions he had suffered in an aggregate sum of NIS 552,000 ($156,000). In July 2009, Objet filed its statement of defense, rejecting the claims raised by the former employee. Together with the former employee, Objet initiated mediation of the dispute, but did not reach a settlement. The former employee later amended his initial pleading to seek an additional NIS 441,000 ($125,000) on account of alleged wrongful termination by Objet, and consequently, Objet filed an amended statement of defense on June 2011. The former employee later amended his statement of claim for the second time, so that it will include a claim that Objet never granted him options.

The action is currently ongoing and is being litigated in an Israeli labor court. Evidentiary hearings took place on February 7, 2013 and April 4, 2013. The former employee submitted his summation briefs on June 5, 2013, the Company submitted its summation briefs on September 29, 2013 and the former employee submitted his answer briefs on October 10, 2013.

Objet recorded a provision in 2008 for probable losses, which are reasonably estimable, arising from this claim, as estimated by management.

It is reasonably possible that the loss arising from this claim will be greater than the amount accrued, up to the entire amount claimed.

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

4) On April 15, 2012, the Company and a former distributor signed a mediation / arbitration agreement in order to either amicably resolve or arbitrate, in Israel, a dispute related to a distributorship agreement with the former distributor that the Company had terminated for cause. Without waiving any of its rights, and for the purpose of mediation, the former distributor has claimed compensation of $1.5 million for, among other things, its alleged investment in building a market for the Company’s products, while the Company has claimed approximately $0.5 million (under a similar reservation of rights), for amounts owed to it by the distributor under the distributorship agreement, damages to the Company’s reputation and lost profits. The first mediation meeting under the mediation / arbitration agreement was held on July 18, 2012, and it has been followed by additional meetings that the mediator has held with each of the parties separately. As of the date of these financial statements the mediation has been discontinued. Neither party has so far initiated arbitration proceedings.

Management does not believe that the allegations made by the former distributor will have a material adverse effect on the financial position, results of operations or cash flows of the Company.

5) On March 4, 2013, the Company was notified of two lawsuits purportedly filed in an Israeli district court against the Company by four current or former minority shareholders and former directors of Objet. The lawsuits purportedly demand that the Company amend its capitalization table such that certain shares previously issued to Objet shareholders named as defendants would be recognized as being owned by the plaintiffs with a consequent reduction of the share ownership of the named defendants and issuance of new shares to the plaintiffs. The lawsuits also name as defendants Elchanan Jaglom, Chairman of the Executive Committee of the Company’s board of directors, David Reis, a director and Chief Executive Officer, various shareholders of the Company who were also shareholders of Objet, and, in one of the lawsuits, Ilan Levin, a director. The lawsuits allege in particular that a series of investments in Objet during 2002 and 2003 was effected at a price per share that was below fair market value, thereby illegally diluting those shareholders that did not participate in the investments. The plaintiffs also allege that a portion of the amount invested in those transactions was actually invested by an investor who was already a shareholder of Objet and allegedly acting in concert with Mr. Jaglom, and that the interest of these two shareholders in these transactions was not properly disclosed to the minority shareholders at the time. The lawsuits furthermore claim that Objet effectively engaged in backdating the issuance of certain shares, in that shares that Objet reported as having been issued in 2006 and 2007 were actually issued at a subsequent date - as late as 2009. The Company and named defendants have filed motions with the court, seeking to strike the lawsuits on certain grounds and requesting that the court order the plaintiffs to pay court fees according to the actual value of the remedies sought, instead of limited fees for declaratory remedies. The plaintiffs have filed their responses, and the Company and named defendants have filed their answer. On July 1, 2013, a pre-trial hearing was held, in which the court decided that it will first rule on the motion regarding court fees and only later will proceed, if necessary, to rule on the other motions.

The Company believes that these claims are all entirely baseless and that the transactions in question were conducted in accordance with applicable law. Management does not believe that these lawsuits will have a material adverse effect on our operations or financial condition, and the Company intends to vigorously defend these lawsuits.

The Company is a party to various other legal proceedings, in the normal course of its business. The Company accrues for a loss contingency when it determines that it probable, after consultation with management, that a liability has been incurred and the amount of such loss can be reasonably estimated. At this time, the Company believes that the outcome of these legal proceedings, either individually or in the aggregate, will not have a material adverse effect on the financial position, results of operations or cash flows of the Company.

Note 11. Subsequent Events

Acquisition of Non-controlling Interest in Objet Japan Co. Ltd.

On October 1, 2013, the Company exercised its option and acquired the 49% minority owner’s non-controlling interest in Objet Japan Co. Ltd. The excess consideration over the Company’s historic carrying value of the non-controlling interest was allocated to the Company’s additional paid-in capital.